3

Exhibit 3: Balance Sheet

	Ch$ millions		US$ millions (1)
	Mar 31-2005	Mar 31-2004	Mar 31-2005	Mar 31-2004	% Change
ASSETS

Cash & equivalents	75.487	22.358	128,8	38,2	237,6%
Other current assets	127.626	179.098	217,8	305,7	-28,7%
Total current assets	203.114	201.456	346,7	343,8	0,8%

PP&E, net	299.097	317.314	510,5	541,6	-5,7%
Other assets	91.978	66.728	157,0	113,9	37,8%

TOTAL ASSETS	594.189	585.498	1.014,1	999,3	1,5%

LIABILITIES &
STOCKHOLDERS' EQUITY

Short-term debt (2)	45.501	39.803	77,7	67,9	14,3%
Other current liabilities	65.970	62.157	112,6	106,1	6,1%
Total current liabilities	111.471	101.960	190,2	174,0	9,3%

Long-term debt (2)	92.569	105.281	158,0	179,7	-12,1%
Other long-term liabilities	28.794	36.195	49,1	61,8	-20,4%
Total long-term liabilities	121.363	141.476	207,1	241,5	-14,2%

Minority interest	39.267	39.501	67,0	67,4	-0,6%

Stockholders' equity	322.087	302.562	549,7	516,4	6,5%

TOTAL LIABILITIES &
STOCKHOLDERS' EQUITY	594.189	585.498	1.014,1	999,3	1,5%

OTHER FINANCIAL INFORMATION

Cash & equivalents plus
other liquid assets	77.204	81.431	131,8	139,0	-5,2%

Total financial debt	138.070	145.084	235,6	247,6	-4,8%

Net debt (3)	60.866	63.653	103,9	108,6	-4,4%

Liquidity ratio	1,82	1,98
Debt / Capitalization	0,28	0,30

(1) Exchange rate: US$1.00 = Ch$585.93
(2) Includes only financial debt
(3) Total financial debt minus cash & equivalents plus other liquid assets

Última actualización 28/04/2005
Por Jorge Bustos Concha